

07000693


SEC MAIL
RECEIVED
PROCESSING
FEB 2 3 2007
WASH, D.C.
152
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8 - 53723

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2006** AND ENDING **DECEMBER 31, 2006**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

NOBLE TRADING.COM, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

50 BROAD STREET – SUITE 408

NEW YORK,	**NEW YORK**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN MUSCATELLA, President **(212) – 810 - 2200**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

PROCESSED

FOR OFFICIAL USE ONLY

MAR 1 2 2007

THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *JOHN MUSCATELLA* , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *NOBLETRADING.COM, INC., as of DECEMBER 31, 2006*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X John Muscatella
Signature

President
Title

X Evald Olson
Notary Public



EVALD OLSON
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN KINGS COUNTY
REG. #01OL5086414
MY COMM. EXP. OCT. 14, 2009

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***JOHN MUSCATELLA,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of

NOBLETRADING.COM, INC., as of ***DECEMBER 31, 2006***,

are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

President

(Title)

(Notary Public)


EVALD OLSON
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN KINGS COUNTY
REG. #01OL5086414
MY COMM. EXP. OCT. 14, 2009

NOBLE TRADING.COM, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

NOBLE TRADING.COM, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS	
Cash and cash equivalents	$ 123,324
Receivable from broker-dealer and clearing organizations	51,492
Deposit with clearing organization	5,000
Furniture, fixtures, and leasehold improvements - net of accumulated depreciation and amortization of $43,825 (Note 2(d))	2,932
Prepaid expenses	5,766
Prepaid taxes	3,023
Other assets	13,483
Total assets	$ 205,020
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 54,597
Bank loan payable (Note 3)	35,993
Total liabilities	90,590
Commitments and contingencies (Notes 5 and 6)	
Stockholders' Equity (Note 7)	
Common stock, no par value; 200 shares authorized; 30 shares issued and outstanding	6,000
Additional paid-in capital	100,000
Retained earnings	8,430
Total stockholders' equity	114,430
Total liabilities and stockholders' equity	$ 205,020

The accompanying notes are an integral part of this statement.

NOBLE TRADING.COM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1- Nature of Business

Noble Trading.Com, Inc. (The "Company") was incorporated in the state of New York on August 9, 1999 and on June 14, 2002, received authorization to engage in the general business of a broker or dealer in securities. The Company is a member of the National Association of Securities Dealers, and the National Futures Association, and registered with the Securities and Exchange Commission.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company also operates pursuant to the (k) (2) (i) exemptive provisions of Rule 15c3-3.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. The difference between trade and settlement date reporting is not material.

b) ***Marketable Securities***
Marketable securities owned by the Company are reflected at market value with the resulting unrealized gains and losses included in income.

c) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Equipment***
Equipment is carried at cost and is depreciated over the useful life of 5-7 years using the straight-line method.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

NOBLE TRADING.COM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 2- Summary of Significant Accounting Policies

f) ***Income Taxes***

The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 3- Bank Loan Payable

The Company has a $40,000 bank line of credit from which was drawn down $35,993 at December 31, 2006. The loan is payable over three years. Interest is calculated at prime plus one percent and at December 31, 2006, the interest rate was 9.75%. The loan is collateralized by the assets of the Company and guaranteed by the stockholders.

Note 4- Income Taxes

At December 31, 2006, the Company had a net operating loss carryforward of approximately $177,000 for income tax purposes. This carryforward will expire in 2026. Since it is doubtful that such carryforward will be utilized in the near term, a valuation allowance of $50,.000 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 5 - Related Party Transactions

The Company has agreements whereby it pays consulting fees to three companies for services rendered to the Company. For the year ended December 31, 2006, the total amount of consulting fees paid to the affiliates was $52,920.

The Company received $6,000 from an affiliate for reimbursement of expense.

NOBLE TRADING.COM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 6 - Commitments and Contingencies

The Company leases office space pursuant to an operating lease expiring November 30, 2009. At December 31, 2006, the minimum rental commitment before escalations under the lease is:

Year	Amount
2007	$51,500
2008	$51,500
2009	$47,208

Note 7- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company is engaged in various brokerage activities whose counterparties are customers and institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities, underlying the contract, at a loss.

A substantial portion of the Company's assets is held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 8- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2006, the Company had net capital of $89,266, which was $83,184 in excess of its required net capital of $6,042. The Company's net capital ratio was 101.53%.

A copy of the Firm's statement of Financial Condition as of December 31, 2006, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Noble Trading.Com, Inc.
50 Broad Street – Room 408
New York, N.Y. 10004

Gentlemen:

We have audited the accompanying statement of financial condition of Noble Trading.Com, Inc. as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Noble Trading.Com, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 9, 2007

NOBLE TRADING.COM, INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2006



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Noble Trading.Com, Inc.
50 Broad Street – Room 408
New York, NY 10004

Gentlemen:

In planning and performing our audit of the financial statements of Noble Trading.Com, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission and by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Noble Trading.Com, Inc. that we considered relevant to the objectives stated in Rule 17a-5 (g) and Regulation 1.16, (1) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (II) ; (2) in complying with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by both Commissions' to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Noble Trading.Com, Inc., to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements and your corresponding focus report part II A filing, except as noted in Schedule 1.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act, and should not be used for any other purpose.

Respectfully submitted,



Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 9, 2007

END